SAPIENT CORPORATION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held June 6, 2002

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Stockholders of Sapient Corporation, a Delaware corporation (the "Company"), will be held on Thursday, June 6, 2002, at 9:00 a.m., local time, at the offices of the Company, One Memorial Drive, Cambridge, Massachusetts, 02142 (the "Meeting") for the purpose of considering and voting upon the following matters:

1. To elect two Class III Directors for the ensuing three years;

2. To approve the Company's 2002 Employee Stock Purchase Plan and the reservation of 2,700,000 shares of Common Stock for issuance thereunder; and

3. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The Board of Directors has no knowledge of any other business to be transacted at the Meeting.

The Board of Directors has fixed the close of business on Monday, April 15, 2002 as the record date for the determination of stockholders entitled to notice of and to vote at the Meeting and at any adjournments thereof.

A copy of the Company's Annual Report to Stockholders for the year ended December 31, 2001, which contains consolidated financial statements and other information of interest to stockholders, accompanies this Notice and the enclosed Proxy Statement.

By order of the Board of Directors,

JERRY A. GREENBERG
Co-Chairman and Co-Chief Executive Officer

May 13, 2002

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE, OR SUBMIT YOUR PROXY BY TELEPHONE OR BY INTERNET USING THE INSTRUCTIONS INDICATED ON THE ENCLOSED PROXY.

SAPIENT CORPORATION
One Memorial Drive
Cambridge, Massachusetts 02142

PROXY STATEMENT

For Annual Meeting of Stockholders
to be Held June 6, 2002

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Sapient Corporation (the "Company") for use at the Annual Meeting of Stockholders to be held on Thursday, June 6, 2002, at 9:00 a.m., local time, at the offices of the Company, One Memorial Drive, Cambridge, Massachusetts, 02142, and at any adjournments thereof (the "Meeting"). This Proxy Statement is being first delivered to security holders on or about May 13, 2002.

All proxies will be voted in accordance with the instructions of the stockholder. If no choice is specified, the proxies will be voted in favor of the matters set forth in the accompanying Notice of Meeting. Any proxy may be revoked by a stockholder at any time before its exercise by delivery of a written revocation to the Secretary of the Company. Attendance at the Meeting will not itself be deemed to revoke a proxy unless the stockholder gives affirmative notice at the Meeting that the stockholder intends to revoke the proxy and vote in person.

Monday, April 15, 2002 has been set as the record date for the Meeting. Any stockholder of record at the close of business on the record date will be entitled to vote at the Meeting. On the record date, there were outstanding and entitled to vote an aggregate of 126,761,809 shares of Common Stock of the Company, $.01 par value per share (the "Common Stock"). Each share entitles the record holder to one vote on each of the matters to be voted upon at the Meeting. There is no cumulative voting.

The Notice of Meeting, this Proxy Statement, the enclosed Proxy and the Company's Annual Report to Stockholders for the year ended December 31, 2001 are being mailed to stockholders on or about May 13, 2002. The Company's Annual Report to Stockholders for the year ended December 31, 2001 includes the Company's Annual Report on Form 10-K (without exhibits) for the year ended December 31, 2001, as filed with the Securities and Exchange Commission. The Company will, upon written request of any stockholder, furnish without charge additional copies of its Annual Report to Stockholders or Annual Report on Form 10-K (without exhibits), each for the year ended December 31, 2001. Please address all such requests to the Company by mail, to Sapient Corporation, Attention: Investor Relations, One Memorial Drive, Cambridge, Massachusetts 02142, or by e-mail, to ir@sapient.com. Exhibits will be provided upon written request and payment of an appropriate processing fee. A copy of the Company's Annual Report on Form 10-K (with exhibits) for the year ended December 31, 2001 can also be found on the Securities and Exchange Commission's Web site at http://www.sec.gov.

Electronic Delivery of Future Shareholder Communications

The Company is pleased to offer its stockholders the opportunity to receive stockholder communications electronically. By signing up for electronic delivery of documents such as the Annual Report to Stockholders and the Proxy Statement, you can receive stockholder communications as soon as they become available without waiting for them to arrive in the mail, and submit your votes on stockholder proposals over the Internet. Signing up for electronic delivery also reduces the number of bulky documents in your mail, conserves natural resources and reduces the Company's printing and mailing costs. To sign up for electronic delivery, visit www.icsdelivery.com/sape and enter information for all of your Sapient Corporation stockholdings. Your enrollment will be effective until cancelled. If you have questions about electronic delivery, please contact the Company's Investor Relations department by the means listed in the fourth paragraph on this page.

Householding of Annual Meeting Materials

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our Proxy Statement or Annual Report to Stockholders may have been sent to multiple shareholders in your household. The Company will promptly deliver a separate copy of either document to you, if you contact the Company's Investor Relations department by the means listed in the fourth paragraph on the previous page. If you are receiving multiple copies at your household and would like to receive only one copy for your household in the future, you should contact your bank, broker, or other nominee record holder, or you may contact the Company's Investor Relations department by the means listed in the fourth paragraph on the previous page.

Votes Required

The holders of a majority of the shares of Common Stock issued and outstanding and entitled to vote at the Meeting shall constitute a quorum for the transaction of business at the Meeting. Shares of Common Stock present in person or represented by proxy (including shares which abstain or do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum exists at the Meeting.

The affirmative vote of the holders of a plurality of the shares of Common Stock voting on the matter is required for the election of directors. The affirmative vote of the holders of a majority of the shares of Common Stock voting on the matter is required to approve the Company's proposed 2002 Employee Stock Purchase Plan.

Shares which abstain from voting as to a particular matter, and shares held in "street name" by brokers or nominees who indicate on their proxies that they do not have discretionary authority to vote such shares as to a particular matter, will not be voted in favor of such matter, and will also not be counted as shares voting on such matter. Accordingly, abstentions and "broker non-votes" will have no effect on the voting on a matter that requires the affirmative vote of a plurality or a majority of the shares voting on the matter.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of April 15, 2002, with respect to the beneficial ownership of shares of Common Stock by (i) each person known to the Company to own beneficially more than 5% of the outstanding shares of Common Stock, (ii) each director and nominee for director of the Company, (iii) Jerry A. Greenberg and J. Stuart Moore, the Co-Chief Executive Officers of the Company, and the six other executive officers listed in the Summary Compensation Table set forth under the caption "Compensation of Executive Officers" below (the "Named Executive Officers") and (iv) the directors and executive officers of the Company as a group. As of April 15, 2002, there were 126,761,809 shares of Common Stock outstanding.

Beneficial Owner	Amount and Nature of Beneficial Ownership(1)			
	Number of Shares Owned	Number of Options Exercisable By or Before June 14, 2002	Total	Percent of Class
5% Stockholders				
Jerry A. Greenberg .... Co-Chief Executive Officer c/o Sapient Corporation One Memorial Drive Cambridge, Massachusetts 02142	21,121,759(2)	0	21,121,759(2)	16.66%
J. Stuart Moore .... Co-Chief Executive Officer c/o Sapient Corporation One Memorial Drive Cambridge, Massachusetts 02142	20,397,832(3)	0	20,397,832(3)	16.09%
Franklin Resources, Inc.(4) .... One Franklin Parkway San Mateo, California 02142	8,339,485	0	8,339,485	6.58%
Non-employee Directors				
R. Stephen Cheheyl	44,000	32,667	76,667	*
Darius W. Gaskins, Jr.	40,400	32,667	73,067	*
Carl S. Sloane	10,400	37,467	47,867	*
John W. Snow	0	0	0	*
Other Named Executive Officers				
Sheeroy D. Desai	912,278	687,734	1,600,012	*
Bruce D. Parker	2,303	197,796	200,099	*
Edward G. Goldfinger........................	900	73,292	74,192	*
Steven J. Hoffman	0	16,250	16,250	*
Jane E. Owens.............................	2,404	21,250	23,654	*
Paul D. DiGiammarino	0	170,708	170,708	*
All executive officers and directors, as a group (12 persons)	42,532,276	1,269,831	43,802,107	34.21%

*   Less than 1%

(1) Each stockholder possesses sole voting and investment power with respect to the shares listed, except as otherwise noted.

(2) Includes 2,130,030 shares held by the Jerry A. Greenberg Remainder Trust-1996, 5,046,519 shares held by the Jerry A. Greenberg Eight-Year Qualified Annuity Trust-1996 and 599,727 shares held by the Jerry A. Greenberg Charitable Lead Annuity Trust-2000, of which trusts Mr. Greenberg is a co-trustee and over which shares Mr. Greenberg shares voting and/or investment control. Mr. Greenberg disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

(3) Includes (i) 6,949,855 shares held by the J. Stuart Moore Eight-Year Qualified Annuity Trust-1996, of which Mr. Moore is a co-trustee and over which shares Mr. Moore shares investment control, (ii) 2,606,044 shares held by the J. Stuart Moore Remainder Trust, of which Mr. Moore is a co-trustee and over which shares Mr. Moore shares investment control, (iii) 72,376 shares held by the J. Stuart Moore Irrevocable Trust, of which Mr. Moore's wife is a co-trustee and over which shares Mr. Moore's wife shares voting and investment control and (iv) 1,074,910 shares held by the J. Stuart Moore Gift Trust-1995, over which shares Mr. Moore does not have voting or investment control, but in which shares Mr. Moore's children have a beneficial interest. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

(4) The information reported is based on a Schedule 13G, dated February 14, 2002, filed with the Securities and Exchange Commission by Franklin Resources, Inc. ("Franklin"), Charles B. Johnson and Rupert H. Johnson, Jr. Franklin is a registered investment advisor, in which capacity it has shared voting power and shared dispositive power over 8,339,485 shares. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10% of the outstanding capital stock of Franklin.

PROPOSAL 1 — ELECTION OF DIRECTORS

The Company's Board of Directors is divided into three classes, with members of each class holding office for staggered three-year terms. There are currently two Class I directors, whose terms expire in 2003, two Class II directors, whose terms expire in 2004, and two Class III directors, whose terms expire at this Meeting (in all cases, subject to the election and qualification of their successors or their earlier death, resignation or removal).

Carl S. Sloane has elected not to stand for re-election as a Class III director at this Meeting. Jürgen Weber served as a Class II director from October 2000 until his resignation on April 17, 2002. Each of Mr. Sloane and Mr. Weber has informed the Company that his decision not to remain a director of the Company was due to scheduling constraints caused by other substantial time commitments. Both Mr. Sloan and Mr. Weber have elected to serve on a newly-created advisory board of the Company. The purpose of this advisory board is to advise the Company's management and Board of Directors on issues relating to the Company's strategy and the market in which the Company operates. The Company has nominated John W. Snow to succeed Mr. Sloane as a Class III director.

The persons named in the enclosed proxy will vote each proxy for the election of R. Stephen Cheheyl and John W. Snow as Class III directors, unless authority to vote for the election of either or both of the nominees is withheld by marking the proxy to that effect. Mr. Cheheyl is currently a director of the Company.

Each Class III director will be elected to hold office until the Company's Annual Meeting of Stockholders to be held in 2005 and until his successor is elected and qualified. Each of the nominees has indicated his willingness to serve, if elected. However, if any nominee should be unable or unwilling to stand for election, the person acting under the proxy may vote the proxy for a substitute nominee designated by the Board of Directors. The Board of Directors has no reason to believe that any of the nominees will be unable to serve if elected.

All of the Company's directors are listed below with their principal occupation and business experience for at least the past five years, the names of other publicly held companies of which they serve as a director, their age and length of service as a director of the Company.

4

Name	Age	Director Since	Principal Occupation, Other Business Experience During Past Five Years and Other Directorships

Nominees for Terms Expiring in 2005 (Class III Directors)

R. Stephen Cheheyl .... 56 1996 Mr. Cheheyl has been a director of the Company since January 1996. Since his retirement in December 1995, Mr. Cheheyl has been a private investor and independent consultant. From October 1994 until December 1995, Mr. Cheheyl served as an Executive Vice President of Bay Networks, Inc., a manufacturer of computer networking products, which was formed through the merger of Wellfleet Communications, Inc. and Synoptics Communications, Inc.

John W. Snow .... 62 N/A Mr. Snow has been proposed by the Company as the nominee to succeed Carl S. Sloane as a Class III director of the Company. Mr. Snow has been President and Chief Executive Officer of CSX Corporation, a transportation company, since 1989. He added the title of Chairman in 1991. Mr. Snow also serves as a member of the Board of Directors of Johnson & Johnson, Circuit City Stores, Inc., Verizon Communications and U.S. Steel Corporation.

Directors Whose Terms Expire in 2003 (Class I Directors)

Jerry A. Greenberg ..... 36 1991 Mr. Greenberg co-founded the Company in 1991 and has served as Co-Chairman of the Board of Directors and Co-Chief Executive Officer of the Company since its inception.

Bruce D. Parker .... 54 1995 Mr. Parker has been a director of the Company since September 1995. Mr. Parker became an Executive Vice President of the Company in December 1999. Mr. Parker served as Senior Vice President and Chief Information Officer at United Airlines, Inc. from December 1997 until December 1999. From September 1994 to December 1997, Mr. Parker was Senior Vice President — Management Information Systems and Chief Information Officer at Ryder System Inc., a transportation company.

Directors Whose Terms Expire in 2004 (Class II Directors)

Darius W. Gaskins, Jr. ... 62 1995 Mr. Gaskins has been a director of the Company since September 1995. Mr. Gaskins is a founding partner of Norbridge, Inc., formerly Carlisle, Fagan, Gaskins & Wise, Inc., a management consulting firm. Since 1991, Mr. Gaskins has also been a partner of High Street Associates, Inc., which owns and manages a specialty chemical company.

J. Stuart Moore .... 40 1991 Mr. Moore co-founded the Company in 1991 and has served as Co-Chairman of the Board of Directors and Co-Chief Executive Officer of the Company since its inception.

For information relating to shares of Common Stock owned by each of the directors, see "Security Ownership of Certain Beneficial Owners and Management."

Board and Committee Meetings

The Board of Directors met eight times during 2001. Each director attended at least 87% of the meetings in 2001 of the Board of Directors and at least 83% of the meetings in 2001 of the committees on which the director served, except for Mr. Weber, who attended 50% of the Board of Director meetings in 2001. Mr. Weber did not serve on any committees.

The Company has a standing Audit Committee, which is responsible for reviewing the results and scope of the audit and other services provided by the Company's independent auditors. The Audit Committee held six meetings during 2001. The Audit Committee is currently composed of Messrs. Cheheyl, Gaskins and

Sloane, each of whom is a non-employee director. Mr. Gaskins serves as the Chairperson of the Audit Committee.

The Company has a standing Compensation Committee, which is responsible for reviewing the Company's overall compensation policies and approving the compensation of the Company's executive officers. The Compensation Committee held 11 meetings in 2001. The current members of the Compensation Committee are Messrs. Gaskins and Sloane, each a non-employee director. Mr. Sloane serves as the Chairperson of the Compensation Committee.

The Company does not have a standing Nominating Committee or other committee performing the functions traditionally performed by such a committee.

Director Compensation

Each non-employee director is paid $3,000 for attendance in person at a Board meeting and $750 for attendance in person at a committee meeting, if the committee meeting is not held on the same day as a Board meeting. If a director participates by telephone, rather than in person, he is paid one-half of the amounts described above. A director who serves as the chairperson of a Board committee is paid an annual retainer of $3,000. In addition, each non-employee director is reimbursed for expenses incurred in connection with attending meetings. Directors receive no other cash compensation for serving as directors.

On June 21, 2001, each of Messrs. Gaskins and Weber was granted a stock option to acquire 30,000 shares of Common Stock, and each of Messrs. Cheheyl and Sloane was granted an option to acquire 23,334 shares of Common Stock. All of these options were granted under the Company's 1998 Stock Incentive Plan, and at an exercise price of $8.32 per share, which was the fair market value of the Common Stock on the grant date. These options vest in three equal annual installments, beginning on the first anniversary of the date of grant.

In February 1996, the Board adopted and the stockholders approved the 1996 Director Stock Option Plan (the "Director Plan"), pursuant to which each new non-employee director subsequently elected to the Board of Directors will be granted, upon his or her initial election, an option to purchase 40,000 shares of Common Stock. All options granted under the Director Plan will have an exercise price equal to the fair market value of the Common Stock on the date of grant, will vest over a four-year period (provided the option holder continues to serve as a director of the Company) and will expire ten years from the date of grant (subject to earlier termination in the event the optionee ceases to serve as a director of the Company). Only 40,000 options have been granted under the Director Plan, which provides for the issuance of a maximum of 240,000 shares, and none of these options were granted in 2001.

Compensation of Executive Officers

Summary Compensation Table

The following table sets forth certain information with respect to the compensation paid in each of the last three fiscal years to the Named Executive Officers.

Name and Principal Position	Year	Annual Compensation(1)		Long-term Compensation Awards	All Other Compensation ($)(4)
		Salary($)	Bonus ($)(2)	Number of Shares Underlying Stock Options(3)	
Jerry A. Greenberg	2001	50,000	0	0	1,250
Co-Chairman of the Board and	2000	50,000	0	0	1,094
Co-Chief Executive Officer	1999	50,000	0	0	898

Name and Principal Position	Year	Annual Compensation(1) Salary($)	Bonus ($) (2)	Long-term Compensation Awards Number of Shares Underlying Stock Options(3)	All Other Compensation ($) (4)
J. Stuart Moore	2001	50,000	0	0	1,250
Co-Chairman of the Board and	2000	50,000	0	0	1,094
Co-Chief Executive Officer	1999	50,000	0	0	938
Sheeroy D. Desai	2001	50,000	7,009	137,500	1,250
Chief Operating Officer	2000	50,000	39,880	17,202	1,250
and Executive Vice President	1999	50,000	0	0	1,250
Bruce D. Parker(5)	2001	325,000	47,133	250,000	1,250
Executive Vice President	2000	325,000	95,833	100,296	1,016
	1999	12,500	450,000	154,000	1,250
Edward G. Goldfinger(6)	2001	233,748	9,669	117,500	1,250
Chief Financial Officer	2000	200,000	59,821	90,292	0
	1999	18,205	0	110,000	0
Steven J. Hoffman(5)	2001	223,097	31,033	120,000	1,250
Senior Vice President					
Jane E. Owens(5)	2001	195,833	6,100	45,000	1,250
Senior Vice President and General Counsel	2000	47,596	6,250	50,000	0
Paul D. DiGiammarino(6)	2001	278,129	6,071	53,856	1,250
Executive Vice President	2000	175,000	39,881	63,208	1,146
	1999	175,000	58,516	90,000	1,148

(1) In accordance with the rules of the Securities and Exchange Commission, other compensation in the form of perquisites and other personal benefits has been omitted because such perquisites and other personal benefits constituted less than the lesser of $50,000 or ten percent of the total annual salary and bonus for the Named Executive Officer for such year.

(2) Amounts shown as bonus payments in 2001 represent advance draws against bonus targets through the end of March 2001, when the bonus plans were revised to eliminate advance draws, that the Company did not require to be repaid.

(3) Messrs. Greenberg and Moore do not participate in the Company's stock plans, due to the significant equity ownership that each of them holds in the Company. The Company has never granted any stock appreciation rights.

(4) Amounts shown in this column represent the Company's matching contributions under the Company's 401(k) Plan.

(5) Mr. Parker joined the Company as Executive Vice President in December 1999. Mr. Hoffman joined the Company as Senior Vice President in January 2001. Ms. Owens joined the Company as Senior Vice President and General Counsel in September 2000.

(6) Mr. Goldfinger joined the Company in November 1999, and was employed by the Company as Chief Financial Officer from January 2000 until March 2002. Mr. DiGiammarino joined the Company as Senior Vice President in August 1998, and was employed by the Company as Executive Vice President from May 2000 until June 2001.

Each Named Executive Officer has executed an agreement which prohibits him or her from competing with the Company for a period of 12 months following termination of his or her employment with the Company.

Option Grants in Last Fiscal Year

The following table sets forth certain information regarding options granted by the Company during the fiscal year ended December 31, 2001 to the Named Executive Officers.

| Name | Individual Grants | | | | Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(3) | |
	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Sh)(2)	Expiration Date	5%($)	10%($)
Jerry A. Greenberg(4)	—	—	—	—	—	—
J. Stuart Moore(4)	—	—	—	—	—	—
Sheeroy D. Desai	50,000	*	10.31	3/15/11	324,195	821,574
	50,000	*	10.90	5/15/11	342,748	868,589
	37,500	*	5.93	12/3/11	139,851	354,408
Bruce D. Parker	250,000	3.3	10.31	3/15/11	1,620,976	4,107,870
Edward G. Goldfinger	50,000	*	10.31	3/15/11	324,195	821,574
	50,000	*	10.90	5/15/11	342,748	868,589
	17,500	*	5.93	12/3/11	65,264	165,391
Steven J. Hoffman	50,000	*	17.81	1/22/11	560,031	1,419,227
	25,000	*	10.33	4/18/11	162,412	411,584
	6,250	*	7.32	6/19/11	28,772	72,914
	6,250	*	6.76	7/19/11	26,571	67,336
	6,250	*	5.27	8/20/11	20,714	52,494
	6,250	*	3.55	9/19/11	13,954	35,361
	20,000	*	5.93	12/3/11	74,587	189,018
Jane E. Owens	17,500	*	10.31	3/15/11	113,468	287,551
	17,500	*	10.90	5/15/11	119,962	304,006
	10,000	*	5.93	12/3/11	37,293	94,509
Paul D. DiGiammarino	37,500	*	10.31	3/15/11	243,147	616,181
	16,356	*	10.90	5/15/11	112,120	284,133

* Less than 1% of total options granted to employees in 2001.

(1) Represents options granted pursuant to the Company's 1998 Stock Incentive Plan and 2001 Stock Option Plan. All of the options vest in four equal annual installments of 25 percent, beginning on the first anniversary of the first day of the month following the date of grant, except that the options granted to Messrs. Desai, Goldfinger and Hoffman and Ms. Owens for 37,500, 17,500, 20,000 and 10,000 shares, respectively, vest one-third in July 2002, one-third in July 2003 and one-third in January 2005.

(2) The exercise price is equal to the fair market value of the Company's Common Stock on the date of grant.

(3) Potential realizable value is based on an assumption that the market price of the stock will appreciate at the stated rate, compounded annually, from the date of grant until the end of the ten-year term. These values are calculated based on rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate or projection of future stock prices. Actual gains, if any, on stock option exercises will depend on the future performance of the Company's Common Stock, the optionholder's continued employment through the option period and the date on which the options are exercised.

(4) Messrs. Greenberg and Moore do not participate in the Company's stock option plans, due to the significant equity ownership that each of them holds in the Company.

**Aggregated Option Exercises in Last Fiscal Year
and Fiscal Year-End Option Values**

The following table summarizes, for each of the Named Executive Officers, the number of shares acquired on exercise of options during the fiscal year ended December 31, 2001, the aggregate dollar value realized upon such exercise and the number and value of unexercised options held by such officers on December 31, 2001.

Name	Shares Acquired on Exercise	Value Realized ($) (1)	Number of Shares Underlying Unexercised Options at Fiscal Year-End (Exercisable/ Unexercisable)	Value of Unexercised In-The-Money Options at Fiscal Year-End (Exercisable/ Unexercisable) ($) (2)
Jerry A. Greenberg(3)	—	—	—/—	—/—
J. Stuart Moore(3)	—	—	—/—	—/—
Sheeroy D. Desai	—	—	657,734/260,968	4,268,747/67,125
Bruce D. Parker	56,000	489,761	70,796/441,500	3,520/ 0
Edward G. Goldfinger	—	—	73,292/244,500	0/31,325
Steven J. Hoffman	—	—	0/120,000	0/85,675
Jane E. Owens	—	—	12,500/ 82,500	0/17,900
Paul D. DiGiammarino	—	—	170,708/ 0	0/ 0

(1) Represents the difference between the exercise price and the fair market value of the Common Stock on the date of exercise.

(2) Represents the difference between the last reported sale price per share ($7.72) of the Common Stock on December 31, 2001, as reported on the Nasdaq National Market, and the exercise price.

(3) Messrs. Greenberg and Moore do not participate in the Company's stock option plans, due to the significant equity ownership that each of them holds in the Company.

Change of Control Arrangements

In July 1998, the Company entered into an agreement with Mr. DiGiammarino in connection with his employment by the Company. The agreement provided for the acceleration of options held by Mr. DiGiammarino and certain payments to be made by the Company to Mr. DiGiammarino in the event of a change in control of the Company or termination of Mr. DiGiammarino's employment without cause. In the event of (i) a change in control of the Company that results in the termination of Mr. DiGiammarino's employment without cause within three years following the change in control or (ii) absent a change of control, the termination of Mr. DiGiammarino's employment without cause within three years from the commencement of his employment, then all outstanding stock options held by Mr. DiGiammarino would have continued to vest until the second vesting date following the date of termination, in the case of a change of control, or until the first vesting date following the date of termination, in the case of termination without cause, and, in either case, the Company would have paid Mr. DiGiammarino a lump sum amount equal to his then annual base salary and target bonus. If the Company terminated Mr. DiGiammarino's employment without cause three years or more from the commencement of his employment, the Company would have been required to pay Mr. DiGiammarino a lump sum amount equal to one-half of his then annual base salary. In connection with Mr. DiGiammarino's voluntary resignation in June 2001, the Company agreed to continue to pay Mr. DiGiammarino's base salary and target bonus for six months following the termination of his employment, plus a percentage of his base salary and target bonus for an additional six months, with the applicable percentage being reduced each month on a straight-line basis to zero after twelve months following the termination of his employment. The Company also agreed that Mr. DiGiammarino's outstanding stock options would continue to vest until September 2001, and that his vested options would remain exercisable until September 2002.

In November 1999, the Company entered into an agreement with Mr. Goldfinger in connection with his employment by the Company. The agreement provided for the acceleration of options held by Mr. Goldfinger and certain payments to be made by the Company to Mr. Goldfinger in the event of a change in control of the Company or termination of Mr. Goldfinger's employment without cause. In the event of (i) a change in control of the Company that resulted in the termination of Mr. Goldfinger's employment without cause within three years following the change in control or (ii) absent a change of control, the termination of Mr. Goldfinger's employment without cause within three years from the commencement of his employment, then all outstanding stock options held by Mr. Goldfinger would have continued to vest for an additional 12 months and the Company would have been required to pay Mr. Goldfinger a lump sum amount equal to his then annual base salary. If the Company terminated Mr. Goldfinger's employment without cause three years or more from the commencement of his employment, the Company would have paid Mr. Goldfinger a lump sum amount equal to one-half of his then annual base salary. The Company did not pay any severance or other amounts to Mr. Goldfinger in connection with his voluntary resignation in March 2002.

In November 1999, the Company entered into an agreement with Mr. Parker in connection with his employment by the Company. The agreement provides for the acceleration of options held by Mr. Parker and certain payments to be made by the Company to Mr. Parker in the event of a change in control of the Company or termination of Mr. Parker's employment without cause. In the event of certain unsolicited changes in control of the Company, (i) all outstanding stock options held by Mr. Parker will vest immediately and (ii) the Company will pay Mr. Parker a lump sum amount equal to three times his then annual base salary and target bonus. In the event of certain solicited changes in control of the Company, the vesting of Mr. Parker's stock options will accelerate by 24 months. For 24 months following a solicited or unsolicited change in control of the Company, if Mr. Parker's employment is terminated without cause or if he resigns for certain stated reasons, (i) all outstanding stock options held by Mr. Parker will immediately vest and (ii) the Company will be required to pay Mr. Parker a lump sum amount equal to two times his then annual base salary and target bonus. Absent a change of control, if the Company terminates Mr. Parker's employment without cause, then the vesting of Mr. Parker's stock options will accelerate by 24 months, and if Mr. Greenberg is then the Co-Chief Executive Officer of the Company, the Company will pay Mr. Parker a lump sum amount equal to his then annual base salary and target bonus, but if Mr. Greenberg is not then the Co-Chief Executive Officer of the Company, the Company will pay Mr. Parker a lump sum amount equal to two times his then annual base salary and target bonus. All stock options held by Mr. Parker immediately vest upon his retirement following age 60.

In January 2001, the Company entered into an agreement with Mr. Hoffman in connection with his employment by the Company. The agreement provides that the Company will pay Mr. Hoffman one-half of his then annual base salary in the event of termination of Mr. Hoffman's employment without cause during the first year of his employment. This amount would have been paid over a six month period following the termination of Mr. Hoffman's employment. This provision of Mr. Hoffman's agreement has expired.

In October 2000, Mr. Weber was granted an option to purchase 40,000 shares of Common Stock under the Company's 1996 Director Stock Option Plan. Under the terms of the applicable stock option agreement between the Company and Mr. Weber, the option will immediately vest in full upon a change in control of the Company.

Certain Relationships and Related Transactions

On July 2, 2000, the Company invested $2.0 million in HWT, Inc. (formerly known as HealthWatch Technologies, LLC) ("HWT"). HWT was created by the Company and others in 1998 for the purpose of performing Medicaid fraud, abuse and overpayment detection and collection services to state governments. HWT was created after the Company's Board of Directors determined that it would not be in the Company's best interest to directly provide such detection and collection services. Prior to this investment in July 2000, the Company owned approximately 44% of the outstanding equity interests of HWT, and certain affiliates of the Company owned approximately 12% of the outstanding equity interests of HWT. In addition, Messrs. Greenberg and Moore had loaned HWT approximately $2.4 million. The loans outstanding to Messrs. Greenberg and Moore, together with accrued interest at an annual rate of 8%, were converted into additional equity interests of HWT at the time of the Company's July 2000 investment. After the July 2000 investment, the Company owned approximately 56% of the outstanding equity interests of HWT, and Messrs. Greenberg and Moore and certain of their family members owned approximately 20.7% of the outstanding equity interests of HWT. The financial accounts of HWT have been included in the Company's consolidated financial statements since July 2000.

On January 31, 2000, the Company entered into a strategic relationship with a client which included, among other things, the Company becoming a preferred supplier to that client and its numerous affiliated entities. As part of the relationship, Messrs. Greenberg and Moore each issued a $10.0 million convertible note to the client. Messrs. Greenberg and Moore entered into the convertible notes after the Company's Board of Directors determined that it would not be in the Company's best interest to directly enter into such a transaction. The notes are convertible into shares of the Company's Common Stock owned by Messrs. Greenberg and Moore at a conversion rate equal to the closing price of the Company's Common Stock as of the close of business on the date the convertible notes were executed. The client's ability to convert the notes is subject to certain vesting restrictions, based on the client's payment of certain levels of consulting revenues within prescribed timeframes. The notes cannot be converted before May 15, 2002. The Company did not provide services to this client in 2001.

Report of the Compensation Committee on Executive Compensation

The Compensation Committee is composed solely of two non-employee directors, Messrs. Gaskins and Sloane. Mr. Sloane is the Chairperson of the Compensation Committee. The Compensation Committee of the Board of Directors is responsible for reviewing the Company's overall compensation policies and, with the input of the Company's Co-Chief Executive Officers, setting the compensation of the Company's executive officers. The Compensation Committee also retains outside consultants from time to time to provide advice regarding trends in compensation practices and comparative benchmarking data.

Compensation Philosophies and Goals

The Company's executive compensation program for 2001, which consisted of a combination of base salary, cash bonuses and stock options, was designed in large part to align executive incentives with the Company's strategic goals. Accordingly, a material portion of the total cash compensation potentially payable to the Company's executive officers was directly linked to the achievement of specified goals. By tying compensation to the achievement of the Company's objectives, the Company believes that a performance-oriented environment is created for its executives and other employees.

The Company's executive compensation program for 2001 was also intended to align executive and stockholder interests by providing executives with an equity interest in the Company through the granting of stock options. However, because Messrs. Greenberg and Moore, the Company's founders, each already holds a significant equity stake in the Company, they do not participate in the Company's stock option plans. The stock option grants for the other executive officers were recommended by the Co-Chief Executive Officers to the Compensation Committee for approval. The Compensation Committee based its review of each of the recommended grants on its evaluation of the executive's responsibilities, the executive's past, present and expected future contributions to the Company, the executive's current stock and option holdings and the option grants made by other comparable companies to their executive officers.

In addition to structuring its executive compensation program in a manner which will reward executives for the achievement of the Company's objectives, the Company also seeks to use its compensation program to attract and retain key executives.

Compensation in Fiscal Year 2001

Cash Compensation

The overall cash compensation payable to the Company's executive officers is composed of base salary and bonus payments. The base salaries of the executive officers for 2001 were determined by the Compensation Committee, with input from the Company's Co-Chief Executive Officers. For the Company's Co-Chief Executive Officers, the Compensation Committee approved the recommendation from Messrs. Greenberg and Moore that they each receive a nominal base salary of $50,000 for 2001, based on their significant equity ownership in the Company. The Compensation Committee, therefore, determined the base salaries for the Co-Chief Executive Officers based not on the Company's performance, but rather on their significant equity ownership in the Company and their recommendation of a nominal salary.

In keeping with the Company's desire to create a performance-oriented environment through its compensation program, the bonus component is a material percentage of the overall cash compensation potentially payable to the Company's executive officers. In 2001, the Company's executive officers and other senior management were covered by one bonus plan for the first six months of the year, and by another bonus plan for the second six months of the year. Under each bonus plan, the Co-Chief Executive Officers recommended to the Compensation Committee for approval the target amount of bonus compensation payable to each executive officer, and the Compensation Committee later determined the actual amount of bonus compensation based on the achievement, if any, of specified Company goals. In the second six months of the year, the Compensation Committee also determined the amount of the target bonus pool for the bonus plans applicable to all other employees of the Company.

January 2001 — June 2001

For the first six months of 2001, each executive officer's actual bonus compensation was based on the achievement of specified goals in four measurement areas: client project satisfaction, employee retention, revenue and individual objectives. Achievement of the first three measurement areas was measured on a Company-wide basis for each executive officer. The achievement of the specified goals was measured as follows:

- *Client Project Satisfaction.* Up to 25 percent of each executive officer's bonus compensation was based on a weighted average of the Company's measurements of client satisfaction, which are collected by the Company in writing throughout the year in connection with each client project.

- *Employee Retention.* Up to 25 percent of each executive officer's bonus compensation was based on the achievement of specified organization goals relating to the retention of employees.

- *Revenue.* Up to 25 percent of each executive officer's bonus compensation was based on the achievement of specified revenue goals.

- *Individual Objectives.* Up to 25 percent of each executive officer's bonus compensation was based on the achievement of certain individual goals that were determined in advance between the Co-Chief Executive Officers and each executive officer.

Messrs. Greenberg and Moore recommended to the Compensation Committee that none of the target bonus be paid to the executive officers, including themselves, because the Company-wide goals were not achieved for the six-month period. In August 2001, the Compensation Committee reviewed the recommendations made by Messrs. Greenberg and Moore and the Company's performance against the factors described above. Based on this review, the Compensation Committee approved the recommendation that no bonus payments be made to the executive officers.

Until March 2001, several of the executive officers received regular advance draws against their expected level of bonus compensation. The plan was changed in April 2001 to provide that advance draws would no longer be paid. Those executive officers who had received payment of advance draws were not required to repay those amounts to the Company, and these draws will not be deducted from future bonus payments.

July 2001 — December 2001

For the last six months of 2001, each executive officer's actual bonus compensation was first based on the achievement of specified Company-wide revenue and profitability goals. If these specified goals were not met, no bonus payments would be made. If these specified goals were met, the actual bonus compensation was then based on the achievement of specified goals in three measurement areas: client project satisfaction, employee retention and revenue. Achievement of the goals in these measurement areas was measured on a Company-wide basis for each executive officer. The achievement of the specified goals was measured as follows:

- *Client Project Satisfaction.* Up to 35 percent of each executive officer's bonus compensation was based on a weighted average of the Company's measurements of client satisfaction, which are collected by the Company in writing throughout the year in connection with each client project.

- *Employee Retention.* Up to 15 percent of each executive officer's bonus compensation was based on the achievement of specified organization goals relating to the retention of employees.

- *Revenue.* Up to 50 percent of each executive officer's bonus compensation was based on the achievement of specified revenue goals.

Messrs. Greenberg and Moore recommended to the Compensation Committee that none of the target bonus be paid to the executive officers, including themselves, because the Company's revenue and profitability goals were not achieved for the six-month period. In January 2002, the Compensation Committee reviewed the recommendations made by Messrs. Greenberg and Moore and the Company's performance against the revenue and profitability goals. Based on this review, the Compensation Committee approved the recommendation that no bonus payments be made to the executive officers.

Stock Options

During 2001, the Named Executive Officers, other than Messrs. Greenberg and Moore, received options to purchase an aggregate of 723,856 shares of Common Stock, at a weighted average exercise price of $10.27 per share, as indicated in the "Option Grants in Last Fiscal Year" table. These options represented 9.5% of all options granted by the Company in 2001. The timing and size of option grants to the Named Executive Officers were recommended by the Co-Chief Executive Officers to the Compensation Committee for approval.

Compliance with Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to a corporation's Chief Executive Officer and the four other most highly compensated executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if certain requirements are met. In general, the Company structures and administers its stock incentive plans, other that certain awards under the 1996 Equity Stock Incentive Plan, in a manner intended to comply with the performance-based exception to Section 162(m). Nevertheless, there can be no assurance that compensation attributable to awards granted under the Company's stock incentive plans will be treated as qualified performance-based compensation under Section 162(m). In addition, the Compensation Committee reserves the right to use its judgment to authorize compensation payments that may be subject to the limit when the Compensation Committee believes such compensation is appropriate and in the best interests of the Company and its stockholders.

Carl S. Sloane, Chairperson
Darius W. Gaskins, Jr.

Report of the Audit Committee

The Audit Committee is composed solely of three non-employee directors, Messrs. Cheheyl, Gaskins and Sloane. Mr. Gaskins serves as the Chairperson of the Audit Committee. The Audit Committee acts under a written charter first adopted and approved on June 14, 2000. A copy of this charter was attached to the Proxy Statement for the 2001 Annual Meeting of Stockholders, which can be found on the Securities and Exchange Commission's Web site at http://www.sec.gov. The members of the Audit Committee are independent directors, as defined by its charter and the rules of The Nasdaq Stock Market, Inc.

The Audit Committee is responsible for overseeing and monitoring the Company's internal controls and financial reporting. The Audit Committee is also responsible for overseeing and monitoring the performance of an independent audit of the Company's financial statements by the Company's independent auditors. The Audit Committee reviews and evaluates, and discusses with the Company's management, internal accounting and financial personnel and/or independent auditors, the following:

- the plan for, and the independent auditors' report on, each audit of the Company's consolidated financial statements;
- the Company's annual and quarterly financial statements and reports filed with the Securities and Exchange Commission or sent to stockholders, and other financial disclosure documents;
- significant changes in the Company's accounting practices, principles, controls and methodologies;
- significant developments and changes in accounting rules applicable to the Company; and
- the adequacy of the Company's internal controls and accounting and financial personnel.

The Audit Committee reviewed the Company's audited financial statements for the fiscal year ended December 31, 2001, and discussed these financial statements with the Company's financial management. The Audit Committee also reviewed and discussed the audited financial statements and the matters required by Statement on Auditing Standards 61 (Communication with Audit Committees) ("SAS 61") with PricewaterhouseCoopers LLP ("PWC"), the Company's independent auditors. SAS 61 requires the Company's independent auditors to discuss with the Company's Audit Committee, among other things: methods to account for significant unusual transactions; the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus; the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and disagreements with management over the application of accounting principles.

In connection with the fiscal year 2001 audit, PWC provided the Audit Committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) ("ISB 1"). ISB 1 requires auditors annually to disclose in writing all relationships that, in the auditors' professional opinion, may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence with the Audit Committee. The Audit Committee discussed the ISB 1 letter with PWC, and affirmed the independence of the auditors in light of the disclosures contained in the letter. The Audit Committee also discussed all other non-auditing services provided by PWC to the Company, and the impact of these services on PWC's independence.

Based on its discussions with management and the independent auditors, and its review of the representations and information provided by management and the independent auditors, the Audit Committee approved the inclusion of the audited financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2001. The Audit Committee also reviewed and approved the "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the Annual Report on Form 10-K, and the selection and description of the critical accounting policies disclosed therein.

The members of the Audit Committee are not professionally engaged in the practice of accounting or auditing, and are not experts in these fields. The members of the Audit Committee serve in an oversight role only, and therefore must rely on information and representations provided to them by the Company's management and its independent auditors. Accordingly, the Audit Committee's oversight does not guarantee that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that the Company's auditors are, in fact, independent.

Darius W. Gaskins, Jr., Chairperson
R. Stephen Cheheyl
Carl S. Sloane

Selection of Independent Auditors

The Board of Directors has selected the firm of PricewaterhouseCoopers LLP ("PWC") as independent auditors of the Company for the fiscal year ending December 31, 2002. A representative of PWC is expected to be present at the Annual Meeting to respond to appropriate questions, and to make a statement if he or she so desires.

Statement of Fees Paid to Independent Auditors

Audit Fees

PWC rendered professional services for the Company and its affiliates in the aggregate amount of $276,372 relating to the audit of the Company's financial statements for the fiscal year ended December 31, 2001 and the reviews of the financial statements included in each of the Company's Quarterly Reports on Form 10-Q during such fiscal year.

Financial Information Systems Design and Implementation Fees

PWC did not render professional services for the Company or its affiliates for the fiscal year ended December 31, 2001 relating to financial information systems design or implementation, the operation of the Company's information systems or the management of its computer networks.

All Other Fees

PWC rendered professional services for the Company and its affiliates in the aggregate amount of $1,092,788 relating to other services rendered to the Company and its affiliates for the fiscal year ended December 31, 2001. This amount consisted of $885,005 for tax planning and tax compliance, $122,407 for foreign statutory audits, $47,456 for accounting services relating to SEC filings and $37,920 for benefit plan audits. The Audit Committee has considered the provision of these services by PWC and is satisfied that the provision of these services is compatible with PWC maintaining its status as independence auditors to the Company.

Comparative Stock Performance

The following graph compares the cumulative five-year total stockholder return on the Company's Common Stock from December 31, 1996 through December 31, 2001, with the cumulative total return on (i) the Nasdaq Composite Index and (ii) the Goldman Sachs Technology Index — Computer Services Index. The comparison assumes the investment of $100 on December 31, 1996, in the Company's Common Stock and in each of the indices and, in each case, assumes reinvestment of all dividends.



	12/31/96	12/31/97	12/31/98	12/31/99	12/31/00	12/31/01
Sapient Corporation	$100	$145.40	$265.88	$1338.28	$226.71	$146.61
Nasdaq Composite Index	$100	$121.64	$169.84	$ 315.20	$191.36	$151.07
GSTI Computer Services Index	$100	$114.44	$142.65	$ 178.87	$160.48	$169.92

PROPOSAL 2 — APPROVAL OF THE 2002 EMPLOYEE STOCK PURCHASE PLAN

Like many other companies in the business and technology consulting industry, the Company and its Board of Directors has long promoted employee ownership of its stock as an important means of attracting, retaining and motivating talented employees. The Board of Directors believes that the continued growth and success of the Company depends, in large part, on its ability to continue to attract, retain and motivate such employees. The Board of Directors also believes that employee stock ownership strengthens the commitment of employees to the Company's success and further aligns the interests of employees with the interests of stockholders. Accordingly, on March 13, 2002, the Board of Directors adopted, subject to stockholder approval, the 2002 Employee Stock Purchase Plan (the "2002 Purchase Plan").

The 2002 Purchase Plan is intended to replace the Company's 1996 Employee Stock Purchase Plan (the "1996 Purchase Plan"). Approximately 826,000 shares of Common Stock remain available for purchase under the 1996 Plan on June 30, 2002, the final purchase date under the 1996 Purchase Plan. The Board of Directors has elected to terminate the 1996 Purchase Plan immediately following the June 30, 2002 final purchase date. Any shares of Common Stock currently available under the 1996 Purchase Plan that are not purchased on the final purchase date will be carried forward and added into the shares available for issuance under the 2002 Purchase Plan.

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The Company believes that the 2,700,000 shares being requested for stockholder approval at the Annual Meeting pursuant to the 2002 Purchase Plan should provide sufficient shares for employee stock purchases for the next three years.

THE BOARD OF DIRECTORS BELIEVES THAT THE ADOPTION OF THE 2002 PURCHASE PLAN IS IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE 2002 PURCHASE PLAN AND THE RESERVATION OF 2,700,000 SHARES OF COMMON STOCK FOR ISSUANCE THEREUNDER.

If the Company's stockholders do not approve the adoption of the 2002 Purchase Plan, the 2002 Purchase Plan will not go into effect, and the Company will not issue any stock under the 2002 Purchase Plan. In such event, the Board of Directors will consider whether to adopt alternative equity arrangements based on its assessment of the needs of the Company.

On April 15, 2002, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $4.29.

Summary of the 2002 Purchase Plan

The following is a brief summary of the 2002 Purchase Plan, a copy of which is attached as <u>Annex A</u> to this Proxy Statement. The following summary is qualified in its entirety by reference to the 2002 Purchase Plan.

General. The 2002 Purchase Plan provides eligible employees with the opportunity to purchase shares of the Company's Common Stock at a discounted price.

Eligibility. Each employee of the Company and its eligible subsidiaries, including any officer or director who is also an employee, is eligible to participate in the 2002 Purchase Plan, provided he or she (i) is employed by the Company or any eligible subsidiary on the applicable offering commencement date, and (ii) is customarily employed by the Company or any eligible subsidiary for 20 or more hours per week and for more than five months in a calendar year. As of April 1, 2002, approximately 1,985 employees were eligible to participate in the 2002 Purchase Plan. The purchase of shares under the 2002 Purchase Plan is at the discretion of each employee and will depend on the number of employees who elect to participate and the amounts those employees elect to contribute towards the purchase of shares. As a result, the Company cannot now determine the number of shares to be purchased in the future by any particular person or group. However, under no circumstances will any employee eligible to participate be permitted to purchase stock under any offerings under the 2002 Purchase Plan at a rate which exceeds $25,000 of the fair market value of such stock (determined as of the offering commencement date) for each calendar year in which such offerings occur.

Offerings. The 2002 Purchase Plan is implemented through a series of offerings, each of which is anticipated to be six months in length, except that the first offering following adoption of the 2002 Purchase Plan will be eight months in length. The Board of Directors may change the length of any offering prior to the commencement of the offering, provided that no offering may be longer than 12 months in length. Participants in an offering purchase shares with funds set aside through payroll deductions. An employee may elect to have a percentage, not to exceed 10%, deducted from his or her cash compensation for purposes of purchasing shares under the 2002 Purchase Plan, subject to certain limitations on the maximum dollar amount and number of shares that may be purchased.

Purchase Price. The price at which shares may be purchased during each offering is the lower of (i) 85% of the closing price of the Common Stock as reported on the Nasdaq National Market on the date that the offering commences or (ii) 85% of the closing price of the Common Stock as reported on the Nasdaq National Market on the date that the offering terminates.

Number of Shares; Adjustments. The maximum number of shares of Common Stock issuable under the 2002 Purchase Plan is 2,700,000 shares, plus any shares reserved for issuance under the 1996 Purchase Plan that remain available for purchase after the June 30, 2002 final purchase date (which is anticipated to be approximately 475,000 shares). The 2002 Purchase Plan contains provisions relating to adjustments to be made under the 2002 Purchase Plan in the event of stock splits and other similar events and certain mergers, acquisitions and other extraordinary corporate transactions involving the Company.

Administration. The 2002 Purchase Plan is administered by the Board of Directors of the Company, which has the authority to make rules and regulations for the administration of the 2002 Purchase Plan. Pursuant to the terms of the 2002 Purchase Plan, the Board of Directors may delegate authority under the 2002 Purchase Plan to a committee of the Board.

Amendment or Termination. The Board of Directors may at any time terminate or amend the 2002 Purchase Plan, provided that no amendment may be made without prior approval of the stockholders of the Company if such approval is required by Section 423 of the Code, and in no event may any amendment be made which would cause the 2002 Purchase Plan to fail to comply with Section 423 of the Code.

Federal Income Tax Consequences

The following generally summarizes the United States federal income tax consequences that will arise with respect to participation in the 2002 Purchase Plan and with respect to the sale of common stock acquired under the 2002 Purchase Plan. This summary is based on the tax laws in effect as of the date of this Proxy Statement. Changes to these laws could alter the tax consequences described below.

Tax Consequences to Participants. A participant will not have income upon enrolling in the 2002 Purchase Plan or upon purchasing stock at the end of an offering.

A participant may have both compensation income and capital gain income if the participant sells stock that was acquired under the 2002 Purchase Plan at a profit (if sales proceeds exceed the purchase price). The amount of each type of income will depend on when the participant sells the stock. If the participant sells the stock more than two years after the commencement of the offering during which the stock was purchased and more than one year after the date that the participant purchased the stock, then the participant will have compensation income equal to the lesser of:

- 15% of the value of the stock on the day the offering commenced; and

- the participant's profit.

Any excess profit will be long-term capital gain.

If the participant sells the stock prior to satisfying these waiting periods, then he or she will have engaged in a disqualifying disposition. Upon a disqualifying disposition, the participant will have compensation income equal to the value of the stock on the day he or she purchased the stock less the purchase price. If the participant's profit exceeds the compensation income, then the excess profit will be capital gain. This capital gain will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

If the participant sells the stock at a loss (if sales proceeds are less than the purchase price), then the loss will be a capital loss. This capital loss will be long-term if the participant has held the stock for more than one year and otherwise will be short-term.

Tax Consequences to the Company. There will be no tax consequences to the Company, except that we will be entitled to a deduction when a participant has compensation income upon a disqualifying disposition. Any such deduction will be subject to the limitations of Section 162(m) of the Code.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes, as of December, 31, 2001, the number of options issued under the Company's stock option plans and the number of options available for future issuance under these plans. These numbers exclude the proposed 2002 Purchase Plan.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options(1)	(b) Weighted-average exercise price of outstanding options	(c) Number of securities remaining available for future issuance under equity compensation plans, excluding securities reflected in column(a)(2)
Equity compensation plans approved by security holders	24,449,724	$19.65	19,153,867
Equity compensation plans not approved by security holders	Not Applicable	Not Applicable	Not Applicable
Total	24,449,724	$19.65	19,153,867

(1) This table excludes an aggregate of 170,442 shares issuable upon exercise of outstanding options assumed by the Company in connection with two acquisition transactions. The weighted average exercise price of the excluded options is $5.93.

(2) This table does not include the 2,700,000 shares that would be available for issuance under the 2002 Employee Stock Purchase Plan if Proposal 2 is approved at the Meeting. Column (c) includes those shares that were available for issuance under the 1996 Purchase Plan on December 31, 2001, excluding those shares that were purchased in the offering period that ended December 31, 2001.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors, executive officers and holders of more than 10% of the Common Stock to file with the Securities and Exchange Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Based solely on a review of reports submitted, and representations made, to the Company, the Company believes that during 2001 its executive officers, directors and holders of more than 10% of the Common Stock complied with all Section 16(a) filing requirements.

OTHER MATTERS

The Board of Directors knows of no business which will be presented for consideration at the Meeting, other than those items described above. However, if any other matters are properly presented at the Meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters.

The Company will bear the costs of soliciting proxies. In addition to solicitations by mail, the Company's directors, officers and regular employees may, without additional remuneration, solicit proxies by telephone, telegraph, facsimile and personal interviews. The Company reserves the right to retain outside agencies for the purpose of soliciting proxies. The Company will also request brokerage houses, custodians, nominees and fiduciaries to forward copies of the proxy material to those persons for whom they hold shares and request instructions for voting the proxies. The Company will reimburse them for their out-of-pocket expenses in connection with this distribution.

STOCKHOLDER PROPOSALS FOR 2003 ANNUAL MEETING

Any proposal that a stockholder of the Company wishes to be considered for inclusion in the Company's proxy statement and proxy card for the Company's 2003 Annual Meeting of Stockholders (the "2003 Annual

Meeting") must be submitted to the Secretary of the Company at its offices, One Memorial Drive, Cambridge, Massachusetts 02142, no later than January 7, 2003.

Under the Company's by-laws, if a stockholder of the Company wishes to present a proposal before the 2003 Annual Meeting, but does not wish to have the proposal considered for inclusion in the Company's proxy statement and proxy card, such stockholder must also give written notice to the Secretary of the Company at the address noted above. The Secretary must receive such notice not less than 60 days nor more than 90 days prior to the 2003 Annual Meeting; provided that, in the event that less than 70 days' notice or prior public disclosure of the date of the 2003 Annual Meeting is given or made, notice by the stockholder must be received not later than the close of business on the 10th day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first. If a stockholder fails to provide timely notice of a proposal to be presented at the 2003 Annual Meeting, the proxies designated by the Board of Directors of the Company will have discretionary authority to vote on any such proposal.

By Order of the Board of Directors,

Jerry A. Greenberg
Co-Chairman and Co-Chief Executive Officer

May 13, 2002

THE BOARD OF DIRECTORS ENCOURAGES STOCKHOLDERS TO ATTEND THE MEETING. WHETHER OR NOT YOU PLAN TO ATTEND, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING ENVELOPE, OR SUBMIT YOUR PROXY BY PHONE OR BY INTERNET USING THE INSTRUCTIONS INDICATED ON THE ENCLOSED PROXY. YOUR PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE MEETING. YOUR COOPERATION IS APPRECIATED. STOCKHOLDERS WHO ATTEND THE MEETING MAY VOTE THEIR STOCK PERSONALLY, EVEN IF THEY HAVE PREVIOUSLY SUBMITTED THEIR PROXIES.

SAPIENT CORPORATION

2002 EMPLOYEE STOCK PURCHASE PLAN

The purpose of this Plan is to provide eligible employees of Sapient Corporation, a Delaware corporation (the "Company"), and certain of its subsidiaries with opportunities to purchase shares of the Company's common stock, $.01 par value (the "Common Stock"), commencing on July 1, 2002. Two Million Seven Hundred Thousand (2,700,000) shares of Common Stock in the aggregate have been approved for this purpose, plus such additional number of shares of Common Stock (up to 826,000 shares) as is equal to the number of shares of Common Stock reserved for issuance under the Company's 1996 Employee Stock Purchase Plan (the "Existing Plan") that remained available for purchase under the Existing Plan after June 30, 2002. This Plan is intended to qualify as an "employee stock purchase plan" as defined in Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder, and shall be interpreted consistent therewith.

1. *Administration.* The Plan will be administered by the Company's Board of Directors (the "Board") or by a Committee appointed by the Board (the "Committee"). The Board or the Committee has authority to make rules and regulations for the administration of the Plan and its interpretation and decisions with regard thereto shall be final and conclusive.

2. *Eligibility.* All employees of the Company, including Directors who are employees, and all employees of any subsidiary of the Company (as defined in Section 424(f) of the Code) designated by the Board or the Committee from time to time (a "Designated Subsidiary"), are eligible to participate in any one or more of the offerings of Options (as defined in Section 9) to purchase Common Stock under the Plan provided that:

(a) they are customarily employed by the Company or a Designated Subsidiary for more than 20 hours a week and for more than five months in a calendar year; and

(b) they are employees of the Company or a Designated Subsidiary on the first day of the applicable Plan Period (as defined below).

No employee may be granted an option hereunder if such employee, immediately after the option is granted, owns 5% or more of the total combined voting power or value of the stock of the Company or any subsidiary. For purposes of the preceding sentence, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of an employee, and all stock which the employee has a contractual right to purchase shall be treated as stock owned by the employee.

3. *Offerings.* The Company will make one or more offerings ("Offerings") to employees to purchase Common Stock under this Plan, of such duration as the Board or the Committee shall determine (a "Plan Period"), during which payroll deductions will be made and held for the purchase of Common Stock at the end of the Plan Period. Each Plan Period will begin on a date determined by the Board or the Committee (the "Offering Commencement Date"). Notwithstanding the foregoing, no Plan Period may have a duration exceeding twelve months.

4. *Participation.* An employee eligible on the Offering Commencement Date of any Offering may participate in such Offering by completing and forwarding a payroll deduction authorization form to the employee's appropriate payroll office prior to the applicable Offering Commencement Date. The form will authorize a regular payroll deduction from the Compensation received by the employee during the Plan Period. Unless an employee files a new form or withdraws from the Plan, his deductions and purchases will continue at the same rate for future Offerings under the Plan as long as the Plan remains in effect.

The term "Compensation" means the amount of money reportable on the employee's Federal Income Tax Withholding Statement, including incentive or bonus awards and sales commissions, but excluding allowances and reimbursements for expenses (such as relocation allowances and travel expenses), income or gains on the exercise of Company stock options or stock appreciation rights and similar items, whether or not shown on the employee's Federal Income Tax Withholding Statement, unless otherwise determined by the Board or the Committee.

5. *Deductions.*   The Company will maintain payroll deduction accounts for all participating employees. With respect to any Offering made under this Plan, an employee may authorize a payroll deduction up to a maximum of 10% of the Compensation he or she receives during the Plan Period or such shorter period during which deductions from payroll are made, with any change in compensation during the Plan Period to result in an automatic corresponding change in the dollar amount withheld.

6. *Deduction Changes.*   An employee may decrease or discontinue his or her payroll deduction once during any Plan Period, by filing a new payroll deduction authorization form. However, an employee may not increase his or her payroll deduction during a Plan Period. If an employee elects to discontinue his or her payroll deductions during a Plan Period, but does not elect to withdraw his or her funds pursuant to Section 8 hereof, funds deducted prior to his or her election to discontinue will be applied to the purchase of Common Stock on the Exercise Date (as defined below).

7. *Interest.*   Interest will not be paid on any employee accounts, except to the extent that the Board or the Committee, in its sole discretion, elects to credit employee accounts with interest at such per annum rate as it may from time to time determine.

8. *Withdrawal of Funds.*   An employee may at any time prior to the close of business on the last business day in a Plan Period and for any reason permanently draw out the balance accumulated in the employee's account and thereby withdraw from participation in an Offering. Partial withdrawals are not permitted. The employee may not begin participation again during the remainder of the Plan Period. The employee may participate in any subsequent Offering in accordance with terms and conditions established by the Board or the Committee.

9. *Purchase of Shares.*   On the Offering Commencement Date of each Plan Period, the Company will grant to each eligible employee who is then a participant in the Plan an option ("Option") to purchase on the last business day of such Plan Period (the "Exercise Date"), at the Option Price hereinafter provided for, the number of shares of Common Stock of the Company equal to the employee's aggregate payroll deductions for such Plan Period divided by the applicable purchase price for such Plan Period. Notwithstanding the above, no employee may be granted an Option (as defined in Section 9) which permits his or her rights to purchase Common Stock under this Plan and any other employee stock purchase plan (as defined in Section 423(b) of the Code) of the Company and its subsidiaries, to accrue at a rate which exceeds $25,000 of the fair market value of such Common Stock (determined at the Offering Commencement Date of the Plan Period) for each calendar year in which the Option is outstanding at any time. The number of shares of Common Stock which may be purchased by an employee during a Plan Period will also be subject to any limitations, if any, established by the Board or the Committee regarding the aggregate number of shares of Common Stock which may be purchased during any single Plan Period.

The purchase price for each share of Common Stock purchased will be 85% of the closing price of the Common Stock on (i) the first business day of such Plan Period or (ii) the Exercise Date, whichever closing price shall be less. Such closing price shall be (a) the closing price on any national securities exchange on which the Common Stock is listed, (b) the closing price of the Common Stock on the Nasdaq National Market or (c) the average of the closing bid and asked prices in the over-the-counter-market, whichever is applicable, as published in *The Wall Street Journal.* If no sales of Common Stock were made on such a day, the price of the Common Stock for purposes of clauses (a) and (b) above shall be the reported price for the next preceding day on which sales were made.

Each employee who continues to be a participant in the Plan on the Exercise Date shall be deemed to have exercised his Option at the Option Price on such date and shall be deemed to have purchased from the Company the number of full shares of Common Stock reserved for the purpose of the Plan that his accumulated payroll deductions on such date will pay for, but not in excess of the maximum number determined in the manner set forth above.

Any balance remaining in an employee's payroll deduction account at the end of a Plan Period will be automatically refunded to the employee.

10. *Issuance of Certificates.* Certificates representing shares of Common Stock purchased under the Plan may be issued only in the name of the employee, in the name of the employee and another person of legal age as joint tenants with rights of survivorship, or (in the Company's sole discretion) in the name of a brokerage firm, bank or other nominee holder designated by the employee. The Company may, in its sole discretion and in compliance with applicable laws, authorize the use of book entry registration of shares in lieu of issuing stock certificates.

11. *Rights on Retirement, Death or Termination of Employment.* In the event of a participating employee's termination of employment prior to the last business day of a Plan Period, no payroll deduction shall be taken from any future pay due and owing to such employee and the balance in such employee's account shall be paid to the employee or, in the event of the employee's death, (a) to a beneficiary previously designated in a revocable notice signed by the employee (with any spousal consent required under state law) or (b) in the absence of such a designated beneficiary, to the executor or administrator of the employee's estate or (c) if no such executor or administrator has been appointed to the knowledge of the Company, to such other person(s) as the Company may, in its discretion, designate. If, prior to the last business day of the Plan Period, the Designated Subsidiary by which an employee is employed shall cease to be a subsidiary of the Company, or if the employee is transferred to a subsidiary of the Company that is not a Designated Subsidiary, the employee shall be deemed to have terminated employment for the purposes of this Plan.

12. *Optionees Not Stockholders.* Neither the granting of an Option to an employee nor the deductions from his or her pay shall constitute such employee a stockholder of the shares of Common Stock covered by an Option under this Plan until such shares have been purchased by and issued to him or her.

13. *Rights Not Transferable.* Rights under this Plan are not transferable by a participating employee other than by will or the laws of descent and distribution, and are exercisable during the employee's lifetime only by the employee.

14. *Application of Funds.* All funds received or held by the Company under this Plan may be combined with other corporate funds and may be used for any corporate purpose.

15. *Adjustment in Case of Changes Affecting Common Stock.* In the event of a subdivision of outstanding shares of Common Stock, or the payment of a dividend in Common Stock, the number of shares approved for this Plan, and the limitations, if any, established by the Board or the Committee with respect to the aggregate number of shares that may be purchased during any Plan Period, shall be increased proportionately, and such other adjustment shall be made as may be deemed equitable by the Board or the Committee. In the event of any other change affecting the Common Stock, such adjustment shall be made as may be deemed equitable by the Board or the Committee to give proper effect to such event.

16. *Merger.* If the Company shall at any time merge or consolidate with another corporation and the holders of the capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 80% by voting power of the capital stock of the surviving corporation ("Continuity of Control"), the holder of each Option then outstanding will thereafter be entitled to receive at the next Exercise Date upon the exercise of such Option for each share as to which such Option shall be exercised the securities or property which a holder of one share of the Common Stock was entitled to upon and at the time of such merger or consolidation, and the Board or the Committee shall take such steps in connection with such merger or consolidation as the Board or the Committee shall deem necessary to assure that the provisions of Section 15 shall thereafter be applicable, as nearly as reasonably may be, in relation to the said securities or property as to which such holder of such Option might thereafter be entitled to receive thereunder.

In the event of a merger or consolidation of the Company with or into another corporation which does not involve Continuity of Control, or of a sale of all or substantially all of the assets of the Company while unexercised Options remain outstanding under the Plan, (a) subject to the provisions of clauses (b) and (c), after the effective date of such transaction, each holder of an outstanding Option shall be entitled, upon exercise of such Option, to receive in lieu of shares of Common Stock, shares of such stock or other securities as the holders of shares of Common Stock received pursuant to the terms of such transaction; or (b) all outstanding Options may be cancelled by the Board or the Committee as of a date prior to the effective date of any such transaction and all payroll deductions shall be paid out to the participating employees; or (c) all outstanding Options may be cancelled by the Board or the Committee as of the effective date of any such transaction, provided that notice of such cancellation shall be given to each holder of an Option, and each holder of an Option shall have the right to exercise such Option in full based on payroll deductions then credited to his account as of a date determined by the Board or the Committee, which date shall not be less than ten days preceding the effective date of such transaction.

17. *Amendment of the Plan.* The Board may at any time, and from time to time, amend this Plan in any respect, except that (a) if the approval of any such amendment by the shareholders of the Company is required by Section 423 of the Code, such amendment shall not be effected without such approval, and (b) in no event may any amendment be made which would cause the Plan to fail to comply with Section 423 of the Code.

18. *Insufficient Shares.* In the event that the total number of shares of Common Stock specified in elections to be purchased under any Offering plus the number of shares purchased under previous Offerings under this Plan exceeds the maximum number of shares issuable under this Plan, or in the event that the total number of shares of Common Stock to be purchased during any single Plan Period exceeds the maximum number of shares, if any, established by the Board or the Committee with respect to such Plan Period, the Board or the Committee will allot the shares then available on a pro rata basis.

19. *Termination of the Plan.* This Plan may be terminated at any time by the Board. Upon termination of this Plan all amounts in the accounts of participating employees shall be promptly refunded.

20. *Governmental Regulations.* The Company's obligation to sell and deliver Common Stock under this Plan is subject to listing on a national stock exchange or quotation on the Nasdaq National Market (to the extent the Common Stock is then so listed or quoted) and the approval of all governmental authorities required in connection with the authorization, issuance or sale of such stock.

21. *Governing Law.* The Plan shall be governed by Delaware law except to the extent that such law is preempted by federal law.

22. *Issuance of Shares.* Shares may be issued upon exercise of an Option from authorized but unissued Common Stock, from shares held in the treasury of the Company, or from any other proper source.

23. *Notification Upon Sale of Shares.* Each employee agrees, by entering the Plan, to promptly give the Company notice of any disposition of shares purchased under the Plan where such disposition occurs within two years after the date of grant of the Option pursuant to which such shares were purchased.

24. *Withholding.* Each employee shall, no later than the date of the event creating the tax liability, make provision satisfactory to the Board for payment of any taxes required by law to be withheld in connection with any transaction related to Options granted to or shares acquired by such employee pursuant to the Plan. The Company may, to the extent permitted by law, deduct any such taxes from any payment of any kind otherwise due to an employee.

25. *Effective Date and Approval of Shareholders.* The Plan shall take effect on the date of its approval by the shareholders of the Company as required by Section 423 of the Code.

Adopted by the Board of Directors on March 13, 2002

Approved by the stockholders on   , 2002